UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

GulfMark Offshore, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

402629 20 8

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402629 20 8

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,113,155
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,113,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,113,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 402629 20 8

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,113,155
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,000
	10	SHARED DISPOSITIVE POWER

5,113,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,133,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%
14	TYPE OF REPORTING PERSON

HC

3

CUSIP No. 402629 20 8

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer has been involved in discussions with certain of its stakeholders, including Raging Capital, in respect of a possible restructuring of the Issuer’s indebtedness and capitalization, as discussed in further detail in the Issuer’s Form 8-K filed on May 16, 2017. In connection therewith, the Raging Funds have entered into the RSA and Backstop Commitment Agreement (each as defined and described below).

Restructuring Support Agreement

On May 15, 2017, the Issuer entered into a Restructuring Support Agreement (the “RSA”) with holders, including the Raging Funds (the “Noteholders”), of approximately 47% of the aggregate outstanding principal amount of the Issuer’s 6.375% Senior Notes due 2022 (the “Senior Notes”). The terms of the RSA provide that the Issuer will file for voluntary relief under chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in the District of Delaware (the “Bankruptcy Court”) on or before May 21, 2017. The RSA also provides that, among other things, the Issuer will commence a $125 million rights offering (the “Rights Offering”). The Issuer also entered into a Backstop Commitment Agreement (the “Backstop Commitment Agreement”) pursuant to which certain of the Noteholders, including the Raging Funds (the “Commitment Parties”), agreed to backstop the Rights Offering.

The terms of the RSA, which will be subject to receiving the requisite vote of creditors and the approval of the Bankruptcy Court, provide that, among other things:

•             The Issuer will commence the $125 million Rights Offering, pursuant to which (subject to limitations regarding the Jones Act described below), eligible Noteholders will have the right to purchase on the effective date (the “Effective Date”) of the plan of reorganization contemplated by the RSA (the “Plan”) their pro rata share of 60% of the Issuer’s common stock, or as applicable, the Jones Act Warrants (as defined below) (such common stock and warrants, the “Reorganized GulfMark Equity”), subject to dilution by the Reorganized GulfMark Equity issued or issuable under the proposed management incentive plan (the “MIP”) and upon exercise of the Reorganization Warrants (as defined below). The Rights Offering will be backstopped by certain of the Noteholders, including the Raging Funds, for a 6.0% commitment premium paid in the form of 3.6% of the Reorganized GulfMark Equity, subject to dilution by the Reorganized GulfMark Equity issued or issuable under the MIP and upon exercise of the Reorganization Warrants.

4

CUSIP No. 402629 20 8

•             Each holder of the Senior Notes will receive (subject to limitations regarding the Jones Act described below) its pro rata share of the Reorganized GulfMark Equity representing in the aggregate 35.65% of Reorganized GulfMark Equity, subject to dilution by the Reorganized GulfMark Equity issuable under the MIP and the exercise of the Reorganization Warrants.

•             The Jones Act, which applies to companies that engage in coastwise trade, requires that, among other things, with respect to a publicly traded company, the aggregate ownership of common stock by non-U.S. citizens be not more than 25% of its outstanding common stock. Accordingly, the recipients of common stock pursuant to the Plan or the Rights Offering who are non-U.S. holders may receive warrants to acquire common stock at an exercise price in a minimal amount in lieu of common stock (the “Jones Act Warrants”).

•             All outstanding common stock of the Issuer will be cancelled and each holder of outstanding common stock of the Issuer will receive its pro rata share of (a) common stock representing in the aggregate 0.75% of the Reorganized GulfMark Equity, subject to dilution by the Reorganized GulfMark Equity issuable under the MIP and the exercise of the Reorganization Warrants, and (b) warrants for 7.5% of the equity in the reorganized Issuer, subject to dilution by the Reorganized GulfMark Equity issuable under the MIP, with a 7-year term and with an exercise price based on an equity value of $1 billion, or the Reorganization Warrants.

•             The Issuer will seek to obtain debtor-in-possession financing (the “DIP Facility”) pursuant to terms and conditions that are reasonably acceptable to the Issuer and Requisite Noteholders (as defined in the RSA).

•             Holders of allowed claims arising under the Issuer’s proposed DIP Facility, administrative expense claims, priority tax claims, other priority claims, and other secured claims of the Issuer will receive in exchange for their claims payment in full in cash or otherwise have their rights unimpaired under Title 11 of the U.S. Bankruptcy Code. The Issuer will continue to pay any general unsecured claims in the ordinary course of business.

The RSA includes certain covenants on the part of the Issuer and the Noteholders, including that the Noteholders vote in favor of the Plan and otherwise facilitate the restructuring contemplated by the RSA. The RSA may also be terminated by each party upon the occurrence of certain events, including without limitation the failure of the Issuer to achieve certain milestones and provides that the treatment of any claims of the syndicate of lenders under the Issuer’s Multicurrency Facility Agreement and the lender under the Issuer’s Norwegian Facility Agreement, respectively, will be reasonably agreed among the Issuer and the Requisite Noteholders, and could include treatment that would meet the requirements for confirmation of a plan on a non-consensual basis.

The foregoing description of the RSA does not purport to be complete and is qualified in its entirety by reference to the RSA, a copy of which is referenced as an exhibit hereto and is incorporated herein by reference.

5

CUSIP No. 402629 20 8

Backstop Commitment Agreement

On May 15, 2017, the Issuer and certain of the Noteholders, including the Raging Funds, entered into the Backstop Commitment Agreement pursuant to which the Commitment Parties agreed to backstop the Rights Offering (the “Backstop Commitments”). Pursuant to the terms of the Backstop Commitment Agreement, each of the Commitment Parties, severally and not jointly, agreed to fully participate in the Rights Offering and purchase the Reorganized GulfMark Equity in accordance with the percentages set forth in the Backstop Commitment Agreement to the extent unsubscribed under the Rights Offering. The Backstop Commitment Agreement also provides that, to compensate the Commitment Parties for the risk of their undertakings and as consideration for the Backstop Commitments, the Issuer will pay the Commitment Parties, subject to approval by the Bankruptcy Court, in the aggregate, on the Effective Date, a backstop commitment premium in an amount equal to $7,500,000 in the form of Reorganized GulfMark Equity.

The Backstop Commitment Agreement is terminable by the Issuer and/or the Requisite Commitment Parties (as defined in the Backstop Commitment Agreement) under several conditions, including failure to achieve certain milestones or the termination of the RSA. The Issuer will also be required to pay a termination fee in the amount of $7,500,000 in cash to the Commitment Parties if the Backstop Commitment Agreement is terminated for certain events.

The foregoing description of the Backstop Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the Backstop Commitment Agreement, a copy of which is referenced as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 27,149,480 Shares outstanding as of May 9, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own the 5,113,155 Shares, constituting approximately 18.8% of the Shares outstanding, held by the Raging Funds by virtue of their relationships with the Raging Funds discussed in further detail in Item 2.

As of the close of business on the date hereof, William C. Martin directly owned 20,000 Shares, which, together with the 5,113,155 Shares held by the Raging Funds that Mr. Martin may also be deemed to beneficially own, constitutes approximately 18.9% of the Shares outstanding.

6

CUSIP No. 402629 20 8

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own. Without limiting the foregoing sentence, the Raging Funds specifically disclaim beneficial ownership of the securities of the Issuer held by them by virtue of their inability to vote or dispose of such securities as a result of the IMA.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the RSA and Backstop Commitment Agreement (as defined and described in Item 4).

The Raging Funds own $85,179,000 principal amount of the Senior Notes.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description
99.1	Restructuring Support Agreement, dated May 15, 2017, among the Issuer and certain holders, including the Raging Funds, of the Senior Notes (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on May 16, 2017).
99.2	Backstop Commitment Agreement, dated May 15, 2017, among the Issuer and certain holders, including the Raging Funds, of the Senior Notes (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on May 16, 2017).

7

CUSIP No. 402629 20 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2017	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

8